UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________________

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-04389

APPLIED BIOSYSTEMS INC.
(Exact name of registrant as specified in its charter) 301 Merritt 7 Norwalk, Connecticut 06851 (203)-840-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Applera Corporation – Celera Group Common Stock, par value $0.01 per share
Rights to Purchase Series B Participating Junior Preferred Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

Applera Corporation – Applied Biosystems Group Common Stock, par value $0.01 per share
Rights to Purchase Series A Participating Junior Preferred Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Applera Corporation-Celera Group Common Stock, par value $0.01 per share:  None
Rights to Purchase Series B Participating Junior Preferred Stock, par value $0.01 per share:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, Applied Biosystems Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 14, 2008	By:	/s/ Thomas P. Livingston
	Name:	Thomas P. Livingston
	Title:	Vice President and Secretary

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.